UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         MANAGEMENT TECHNOLOGIES, INC.
------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                          561704 30 5  & 561704 30 6
------------------------------------------------------------------------------
                                (CUSIP Number)

                              Dr. Fahad Almubarak
                              c/o Rana Investment Company
                              P.O. Box 60148
                              Riyadh, Saudi Arabia 11545
                              011-966-01-462-6262
------------------------------------------------------------------------------
       (Name,  Address,  Telephone  Number of Person Authorized to Receive
                                Notices and Communications)

                                OCTOBER 9, 1996
------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box <square>.

            NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                       SCHEDULE 13D


[CAPTION]
CUSIP NO. 561704 30 5/561704 30 6                             PAGE 2 OF 5 PAGES


       1        NAME OF REPORTING PERSON;  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Rana Investment Company
                RIC Investment Fund, Ltd.
       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A)  <checked-box>
                                                                                (B)  <square>
       3        SEC USE ONLY

       4        SOURCE OF FUNDS*
                OO

       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) <square>

       6        CITIZENSHIP OR PLACE OR ORGANIZATION
                Rana Investment Company is incorporated as an investment institution in Saudi Arabia.
                RIC Investment Fund Ltd. is an exempted company incorporated under the Companies Law
                [1995 Revision] of the Cayman Islands.

             NUMBER OF                    7       SOLE VOTING POWER  Rana Investment Company:  7.72% (upon conversion)
              SHARES                              RIC Investment Fund, Ltd.:  5.15% (upon conversion)
           BENEFICIALLY                           (please see Appendix for current information and history since October 9,
             OWNED BY                             1996)
               EACH
             REPORTING                    8       SHARED VOTING POWER  0%
              PERSON
               WITH                       9       SOLE DISPOSITIVE POWER Rana Investment Company:  3,214,286 common shares
                                                  (upon conversion); RIC Investment Fund, Ltd.:  2,142,857 common shares
                                                  (upon conversion)
                                                  (please see Appendix for current information and history since October 9,
                                                  1996)

                                         10       SHARED DISPOSITIVE POWER  0

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Rana Investment Company:  3,214,286 common shares (upon conversion); RIC Investment Fund, Ltd.:  2,142,857 common shares (upon conversion)
                (please see Appendix for current information and history since October 9, 1996)

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  NO <square>

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  Rana Investment Company:  7.72% (upon conversion); RIC
                Investment Fund, Ltd.:  5.15% (upon conversion)
                (please see Appendix for current information and history since October 9, 1996)

      14        TYPE OF REPORTING PERSON*  IV
                                            *SEE INSTRUCTIONS BEFORE FILLING OUT!


ITEM 1. SECURITY AND ISSUER
---------------------------

Common Stock ("Common Shares") of Management Technologies Inc. (the "Issuer"), upon exercise of the conversion privileges of the Issuer's convertible debenture.

ITEM 2. IDENTITY AND BACKGROUND
-------------------------------

                                 RANA INVESTMENT COMPANY:
                                 -----------------------

(a)   Name:                              Rana Investment Company ("RIC")
(b)   Place of Organization:             Saudia Arabia
(c)   Principal Business:                Investment company
(d)   Address of Principal Business:     P.O. Box 60148
                                         Riyadh, Saudia Arabia 11545
(e)   Address of Principal Office:       P.O. Box 60148
                                         Riyadh, Saudia Arabia 11545
(f)   Criminal Convictions:              None
(g)   Civil Proceedings under any
      Securities Laws:                   None

                                 RIC INVESTMENT FUND LTD.:
                                 ------------------------

(a)   Name:                              RIC Investment Fund Ltd. (the "Fund")
(b)   Place of Organization:             Cayman Islands
(c)   Principal Business:                Investment fund
(d)   Address of Principal Business:     P.O. Box 60148
                                         Riyadh, Saudi Arabia 11545
(e)   Address of Principal Office:       c/o Paget-Brown & Company Ltd.
                                         4th Floor, West Wind Building
                                         Harbour Drive, George Town
                                         Grand Cayman, British West Indies
(f)   Criminal Convictions:              None
(g)   Civil Proceedings under any
      Securities Laws:                   None

ITEM 3. SOURCE AND AMOUNT OF FUNDS
----------------------------------

RIC invested $450,000 from its own funds and client accounts on behalf of itself and on behalf of an investor who is an RIC client.

The Fund invested $350,000 from its own funds on behalf of itself.

ITEM 4. PURPOSE OF TRANSACTION
------------------------------

The purpose of this transaction for both RIC and the Fund was to invest in the convertible debenture and, upon conversion thereof, Common Shares. RIC and the Fund may acquire additional securities of the Issuer or dispose of such securities in accordance with their investment objective.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
--------------------------------------------
                                           RIC:
                                           ---

(a) As of October 9, 1996, RIC owned a $450,000 share of a $750,000 convertible debenture which was convertible into Common Shares after the 45 day restricted period on conversion expired. The conversion formula is based on the prior five day average share price of the issuer's common stock, with a discount. Had RIC been able to convert and actually converted its interest in the convertible debenture on October 9, 1996, its $450,000 interest in the convertible debenture would have represented 3,214,286 converted shares, or 7.72% interest in the Common Shares.

(b) Upon conversion, RIC will have sole voting power over the Common Shares it converts.

(c) Please see the Appendix for transactions concerning the Common Shares since October 9, 1996.

                                         THE FUND
                                         --------

(a) As of October 9, 1996, the Fund owned a $300,000 share of a $750,000 convertible debenture which was convertible into Common Shares after the 45 day restricted period on conversion expired. The conversion formula is based on the prior five day average share price of the issuer's common stock, with a discount. Had the Fund been able to convert and actually converted its interest in the convertible debenture on October 9, 1996, its $300,000 interest in the convertible debenture would have represented 2,142,857 converted shares, or 5.15% interest in the Common Shares.

(b) Upon conversion, the Fund will have sole voting power over the Common Shares it converts.

(c) Please see the Appendix for transactions concerning the Common Shares since October 9, 1996.


ITEM 6. CONTRACTS, ETC., WITH RESPECT TO SECURITIES OF THE ISSUER
-----------------------------------------------------------------

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

Exhibit 1.  Agreement by RIC and the Fund as to joint filing of this
Schedule 13D with respect to the Common Shares represented by the Issuer's convertible debenture, dated January 22, 1997.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



                                                    Date:   January 23, 1997

                                                    RANA INVESTMENT COMPANY



                                                    By: /s/ Dr. Mazan Hassounah
						    ________________________________
                                           	Name:   Dr. Mazan Hassounah
                                           	Title:  Deputy General Manager


                                                    RIC INVESTMENT FUND LTD.



                                                    By: /s/ Dr. Mazan Hassounah
						    ___________________________
                                            		Name:   Dr. Mazan Hassounah
                                             	Title:  Director

                                    EXHIBIT 1
                                    _________


The  undersigned  hereby  each consent to the joint filing on behalf of them of
Schedule 13-D, pursuant to Section 13(d)(3) and Rule 13d-1(f)(1)(iii) of the Securities Exchange Act of 1934, as amended, with respect to the common shares of Management Technologies, Inc.








                                                    Date:   January 22, 1997

                                                    RANA INVESTMENT COMPANY



                                                    By: /s/ Dr. Mazan Hassounah
                                           						 ______________________________
                                            	Name:   Dr. Mazan Hassounah
                                            	Title:  Deputy General Manager


                                                    RIC INVESTMENT FUND LTD.



                                                    By: /s/ Dr. Mazan Hassounah
				                                          		    ____________________________
                                            	Name:   Dr. Mazan Hassounah
                                            	Title:  Director

                                         APPENDIX



      A. CHANGES GREATER THAN ONE PERCENT IN RIC AND THE FUND'S BENEFICIAL OWNERSHIP OF THE COMMON SHARES SINCE OCTOBER 9, 1996 (BASED ON COMMON SHARES WHICH COULD THEORETICALLY BE CONVERTED FROM THE ISSUER'S CONVERTIBLE DEBENTURE AS WELL AS COMMON SHARES ACTUALLY
            HELD)

      B.    RIC'S  CONVERSIONS  OF   THE  ISSUER'S  CONVERTIBLE  DEBENTURE  AND
            DISPOSITIONS OF THE CONVERTED SHARES

      C. THE FUND'S CONVERSIONS OF THE ISSUER'S CONVERTIBLE DEBENTURE AND DISPOSITIONS OF THE CONVERTED SHARES

               A.   CHANGES GREATER THAN ONE PERCENT IN RIC AND THE FUND'S BENEFICIAL OWNERSHIP OF THE COMMON
                    SHARES  SINCE  OCTOBER 9, 1996  (BASED  ON  COMMON SHARES  WHICH COULD  THEORETICALLY  BE
                    CONVERTED FROM THE ISSUER'S CONVERTIBLE DEBENTURE AS WELL AS COMMON SHARES ACTUALLY HELD)


                          MANAGEMENT TECHNOLOGIES INC.

           Conversion           Net        Shares for      Total Shares for        % of O/S         Total of         Total %
DATE        Price (1)        Shares (2)   Interest (3)       RIC/Fund (4)        RIC/Fund (5)      Shares (6)      of O/S (7)
____       __________        __________   ____________     ________________      ____________      __________      __________

23/Jan     $ 0.0788           6,556,043     100,935         5,298,320/1,358,657     6.84/1.75%      6,656,977         8.59%
26/Dec     $ 0.1181           5,901,619      49,515         4,077,109/1,874,026     5.31/2.44%      5,951,135         7.75%
12/Dec     $ 0.1181           6,001,619      40,627         4,070,197/1,972,051     9.62/4.66%      6,042,248        14.28%
11/Dec     $ 0.1094           6,506,269      43,192         4,509,140/2,040,320    10.53/4.76%      6,549,460        15.29%
10/Dec     $ 0.1006           7,163,889      46,202         5,089,631/2,120,460    11.70/4.88%      7,210,091        16.58%
 9/Dec     $ 0.0875           8,034,807      52,277         5,816,181/2,270,904    13.11/5.12%      8,087,085        18.23%
 6/Dec     $ 0.0744           9,392,623      58,482         6,527,086/2,924,019    14.27/6.39%      9,451,105        20.67%
 5/Dec     $ 0.0569          11,253,887      75,155         7,987,704/3,341,339    16.78/7.02%     11,329,043        23.80%
 2/Dec     $ 0.0525          14,281,906     128,537         8,646,265/5,764,178   17.06/11.37%     14,410,443        28.43%
29/Nov     $ 0.0569          13,181,946     112,047         7,976,396/5,317,598   16.09/10.73%     13,293,993        26.82%
27/Nov     $ 0.0613          12,239,303      99,954         7,403,554/4,935,703   15.23/10.15%     12,339,257        25.38%
22/Nov     $ 0.0657          11,422,479      83,765         6,903,746/4,602,498    14.45/9.63%     11,506,244        24.08%
21/Nov     $ 0.0700          10,710,002      76,755         6,472,054/4,314,703    13.75/9.17%     10,786,757        22.92%
19/Nov     $ 0.0788           9,522,117      65,068         5,752,311/3,834,874    12.54/8.36%      9,587,185        20.90%
14/Nov     $ 0.0875           8,571,429      51,429         5,173,714/3,449,143    11.52/7.68%      8,622,857        19.20%
12/Nov     $ 0.0963           7,791,075      44,149         4,701,134/3,134,090    10.66/7.10%      7,835,224        17.76%
11/Nov     $ 0.1050           7,141,905      39,280         4,308,711/2,872,474     9.91/6.61%      7,181,185        16.52%
 7/Nov     $ 0.1225           6,121,749      29,588         3,690,803/2,460,535     8.70/5.80%      6,151,338        14.50%
 5/Nov     $ 0.1400           5,356,607      24,105         3,228,427/2,152,285     7.75/5.17%      5,380,712        12.92%
31/Oct     $ 0.1575           4,761,058      17,457         2,867,110/1,911,406     6.98/4.66%      4,778,516        11.64%
29/Oct     $ 0.1400           5,356,072      17,854         3,224,355/2,149,570     7.74/5.16%      5,373,925        12.90%
28/Oct     $ 0.1269           5,910,352      18,716         3,557,441/2,371,627     8.43/5.62%      5,929,068        14.05%
25/Oct     $ 0.1094           6,855,827      18,282         4,124,465/2,749,644     9.56/6.37%      6,874,109        15.93%
21/Oct     $ 0.0919           8,161,400      16,323         4,906,634/3,271,089    11.03/7.36%      8,177,723        18.39%
17/Oct     $ 0.1050           7,140,953       9,521         4,290,284/2,860,190     9.88/6.58%      7,150,474        16.46%
16/Oct     $ 0.1094           6,854,949       7,997         4,117,768/2,745,179     9.55/6.36%      6,862,947        15.91%
14/Oct     $ 0.1181           6,348,078       5,290         3,812,021/2,541,347     8.94/5.96%      6,353,368        14.90%
10/Oct     $ 0.1291           5,810,823         968         3,487,075/2,324,716     8.29/5.52%      5,811,791        13.81%
 9/Oct     $ 0.1400           5,357,143           0         3,214,286/2,142,857     7.72/5.15%      5,357,143        12.87%


                                      A-2

                          NOTES TO CHART
                          ______________

(1) "Conversion Price" represents the price at which RIC and the Fund's interest in the fund theoretically would have been converted on the date indicated in the first column, assuming that on that date they could have converted their interests (meaning that the 45 day conversion restricted period had expired). The "Conversion Price" is based upon the prior five day average share price of the Common Shares, with a discount.

(2) "Net Shares" indicates the number of Common Shares that the Conversion Price would have yielded on that day with respect to the principal amount then remaining of the Convertible Debenture ($750,000 as of October 9, 1996).

(3) "Shares for Interest" represents, as of the date indicated in the first column, the number of Common Shares that RIC and the Fund would have received in addition to the Net Shares, representing the then accumulated interest on the Issuer's Convertible Debenture.

(4) The "Total Shares for RIC/Fund" column indicates the total number of Common Shares over which RIC and the Fund respectively had beneficial ownership as of the date indicated in the first column, taking into account their respective conversion rights, any converted Common Shares, and any dispositions thereof.

(5) The "% of O/S RIC/Fund" column indicates the percentage of the outstanding Common Shares represented by RIC and the Fund's respective total Common Shares from the previous column. To determine the total Common Shares outstanding, RIC and the Fund relied on the Issuer's most recent 10Q reports available as of the date indicated in the first column.

(6) The "Total Shares" column groups together RIC and the Fund's beneficial ownership over the Common Shares as of the date indicated in the first column, taking into account their combined conversion rights, any converted Common Shares, and any dispositions thereof.

(7) The "Total % of O/S" column indicates the total percentage of the outstanding Common Shares represented by RIC and the Fund's combined total of Common Shares. To determine the total Common Shares outstanding, RIC and the Fund relied on the Issuer's most recent 10Q reports available as of the date indicated in the first column.

      B.  RIC'S CONVERSIONS OF THE ISSUER'S CONVERTIBLE DEBENTURE
          AND DISPOSITIONS OF THE CONVERTED SHARES

                      RANA INVESTMENT COMPANY

______________________________________________________________________________

Original Investment Amount in the
Issuer's Convertible Debenture:           $450,000

Amount Remaining
(as of January 23, 1997):                 $350,000

Shares Remaining
(as of January 23, 1997):                1,076,161

______________________________________________________________________________

Conversions:
______________________________________________________________________________

            DATE                       CONVERTED            SHARES DUE
            ----                       ---------            ----------
          05-Dec-96                   $100,000.00           1,776,161

Total Converted:                      $100,000.00

Total Shares Due:                      1,776,181


______________________________________________________________________________

Dispositions (Common Shares Sold):
______________________________________________________________________________

              DATE                            SHARES SOLD
              ----                            -----------
           10-Dec-96                             200,000
           11-Dec-96                             300,000
           12-Dec-96                             200,000

   TOTAL COMMON SHARES SOLD                      700,000

   C. THE FUND'S CONVERSIONS OF THE ISSUER'S CONVERTIBLE DEBENTURE AND DISPOSITIONS OF THE CONVERTED SHARES

                           RIC INVESTMENT FUND, LTD.
______________________________________________________________________________

Original Investment Amount
in the Issuer's Convertible Debenture
(as of January 23, 1997):                 $300,000

Amount Remaining
(as of January 23, 1997):                 $100,000

Shares Remaining:                           66,612

______________________________________________________________________________

Conversions:
______________________________________________________________________________

            DATE                         CONVERTED              SHARES DUE
            ----                         ---------              ----------
          03-Dec-96                     $90,000.00               1,888,575
          04-Dec-96                     $10,000.00                 209,876
          05-Dec-96                    $100,000.00               1,776,161

Total Converted:                       $200,000.00

Total Shares Due:                        3,874,812

______________________________________________________________________________

Dispositions (Common Shares Sold)
______________________________________________________________________________

              DATE                             SHARES SOLD
              ----                             -----------
            03-Dec-96                            1,883,000
            05-Dec-96                              225,000
            06-Dec-96                              200,000
            09-Dec-96                              450,000
            13-Dec-96                              100,000
            30-Dec-96                              100,000
            31-Dec-96                              300,000
            02-Jan-97                              150,000
            03-Jan-97                              200,000
            06-Jan-97                              200,000

    TOTAL COMMON SHARES SOLD                     3,808,000
